Pricing Term Sheet To preliminary prospectus supplement dated December 5, 2016 (To prospectus dated December 19, 2014)	Filed pursuant to Rule 433 Registration number 333-201103 December 5, 2016

Lincoln National Corporation $400,000,000 3.625% SENIOR NOTES DUE 2026 Final Term Sheet, dated December 5, 2016

Issuer:	Lincoln National Corporation

Title of Securities:	3.625% Senior Notes due 2026 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	December 5, 2016

Settlement Date (T+5)*:	December 12, 2016

Maturity Date:	December 12, 2026

Aggregate Principal Amount Offered:	$400,000,000

Price to the Public (Issue Price):	99.882% of the principal amount of the Notes

Net Proceeds (Before Expenses):	$396,928,000

Benchmark Treasury:	UST 2.000% due November 15, 2026

Benchmark Treasury Yield:	2.390%

Spread to Benchmark:	Treasury Rate plus 125 basis points

Re-offer Yield:	3.640%

Coupon:	3.625% per annum

Interest Payment Dates:	Semi-annually on each March 12 and September 12, commencing on March 12, 2017

Optional Redemption:

Make-whole call at any time prior to September 12, 2026 at the greater of 100% and the discounted value (assuming the Notes matured on September 12, 2026) at Adjusted treasury rate plus 20 basis points

Par call at any time on or after September 12, 2026

CUSIP/ISIN:	534187 BF5 / US534187BF54

Ratings** (expected):	Baa1/Stable (Moody’s) / A-/Stable (S&P) / BBB+/Stable (Fitch)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Wells Fargo Securities, LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC BNP Paribas Securities Corp.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 800-645-3751, Goldman, Sachs & Co. toll-free at 866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533 or BNP Paribas Securities Corp. toll-free at 800-854-5674.

*It is expected that delivery of the Notes will be made against payment therefor on or about December 12, 2016, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing or the next succeeding business day should consult their own advisor.

**An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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